

August 19, 2014

Via E-mail
Mr. Theodore Gazulis
Executive Vice President and Chief Financial Officer
Resolute Energy Corporation
1700 Lincoln Street, Suite 2800
Denver, Colorado 80203

>   **Re: Resolute Energy Corporation**
>   **Form 10-K for Fiscal Year Ended**
>   **December 31, 2013**
>   **Filed March 10, 2014**
>   **Supplemental response dated August 11, 2014**
>   **File No. 001-34464**

Dear Mr. Gazulis:

We have reviewed your response letter dated August 11, 2014 as well as your filing and have the following additional comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Notes to Consolidated Financial Statements, page F-8

Note 12 – Supplemental Oil and Gas Information (Unaudited), page F-23

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-24

1.   We have read your response to prior comment 7 in our letter dated July 28, 2014 which indicates that your reserve estimates do not include any salvage value for the lease and well equipment or the cost of abandoning the properties. Please confirm that the future net cash flows presented on page F-25 in conjunction with your standardized measure include the cash outflows associated with the settlement of the asset retirement

obligations relating to the abandonment of your properties. It appears that the amount of discounted future net revenues for your total proved reserves presented in the report filed as Exhibit 99.1 equals the amount disclosed as PV-10 in your Form 10-K.

If you require further clarification relating to the inclusion of the cash outflows associated with the settlement of an asset retirement obligation in your standardized measure disclosure, please refer to the letter sent by the Division of Corporation Finance to companies engaged in oil and gas producing activities dated February 4, 2004, available on our website at http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with any questions regarding the comments. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief